1-14410

EXECUTION COPY

02026371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

RECEIVED MAR 19 2002 365

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

PROCESSED
APR 08 2002
THOMSON
FINANCIAL

Number of pages 16

Exhibit Index is on page 4

2056044.1

INCORPORATION BY REFERENCE

The registrant's press release dated March 14, 2002 furnished under cover of this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: March 14, 2002

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated March 14, 2002	5

2056044.1

March 14, 2002

AXA REPORTS CASH EARNINGS[1] OF EURO 1.2 BILLION FOR FULL YEAR 2001, IN LINE WITH ITS DECEMBER ESTIMATE CASH EPS DOWN 51% TO EURO 0.70

- **Net income was Euro 0.5 billion, compared to Euro 3.4 billion in 2000 which included Euro 1.4 billion of exceptional operations, mostly related to the sale of DLJ**
- **Operating Earnings[2] increased 28% to Euro 1.5 billion from Euro 1.2 billion in 2000**
- **Dividend, to be proposed to the May 3 General Meeting, of Euro 0.56 per share versus Euro 0.55 per share last year**
- **Gross revenues rose 2% on a comparable basis to Euro 74.8 billion**
- **Assets under management increased 2% to Euro 910 billion from year-end 2000 level**

All analyses are based on 2000 pro-forma New French GAAP figures to allow comparison on a constant methodological basis Refer to page 9 for more explanations.

Today, AXA reported Cash Earnings down 47.6% to Euro 1,201 million from Euro 2,292 million in 2000. 2001 Cash Earnings were impacted by a loss of Euro 704 million related to valuation allowances on assets (Euro 636 million on equities and Euro 68 million on Enron debt securities) and Euro 561 million of claims associated with September 11 attacks. Operating Earnings increased 28.2% to Euro 1,533 million from Euro 1,196 million in 2000 and Operating EPS[3] increased 15.3% to Euro 0.89 from Euro 0.77 in 2000.

"2001 was a very difficult year with the overall industry having been shaken by the triple impact of a global economic slowdown, a fall in financial markets that negatively affected companies' invested asset values, and the September 11 terrorist attacks in the U.S.," said Henri de Castries, AXA Chief Executive Officer.

---

[1] Cash Earnings represent net income before the impact from exceptional operations (none in 2001 versus Euro 1,431 million in 2000) and goodwill amortization (Euro 681 million in 2001 versus Euro 279 million in 2000). Cash Earnings is a non-GAAP measure which does not relate to cash flows, though it gives a meaningful understanding of the results.

[2] Operating Earnings are Cash Earnings, excluding net capital gains attributable to shareholders and claims associated with September 11 terrorist attacks (Euro 561 million in 2001).

[3] Operating Earnings divided by weighted average number of shares (diluted basis).

"Our strategy has not changed. We continue to focus on one business: financial protection and wealth management. AXA has been adjusting very quickly to the new environment, bringing down costs, concentrating on improving technical results and strengthening management teams.

"Although 2001 Cash EPS decreased by 51%, the Group's underlying operating performance improved significantly, and we are on the right track to grow our Operating Earnings by 20% in 2002."

Throughout the press release, the comments will focus on Cash Earnings and Operating Earnings, as they are seen by management as the most representative measures of AXA's performance.

Life & Savings

"In Life & Savings, we benefited from the acquisitions made in 2000, while continuing to invest in strategic initiatives and at the same time adjusting quickly to the changing environment by implementing our cost reduction program in the latter part of 2001."

- **Cash Earnings** decreased 12.6% to Euro 1,225 million from Euro 1,401 million in 2000
- 2001 Cash Earnings were impacted by a loss of Euro 465 million related to **valuation allowances on assets** and Euro 16 million of **claims associated with September 11 terrorist attacks**
- **Operating Earnings** increased 46.0% to Euro 1,647 million from Euro 1,128 million in 2000
- **Revenues** decreased 1.6% to Euro 48.4 billion, representing 65% of AXA's revenues
- **Technical reserves**, gross of reinsurance, were flat on a comparable basis at Euro 340 billion, with unit-linked reserves down 6% to Euro 115 billion and general account reserves up 2% to Euro 225 billion

Changes in scope:
- *AXA's ownership interest in the U.S. operations increased to 100% from 58% after the completion of the AXA buyout of AXA Financial minority interests on January 2, 2001.*
- *AXA's ownership interest in the U.K. operations increased to 100% from 56% after the completion of the AXA UK (former SLPH) minority buyout on July 12, 2000.*
- *In March 2000, AXA acquired 96% of Nippon Dantai in Japan. The full year 2000 results for Japan relate to 9 months of AXA Life Japan and 6 months of the new AXA Japan entity that was created following the acquisition of Nippon Dantai. Note that the year-end for Japan is September 30.*
- *For the first time, Australia/NZ and Hong Kong have aligned their reporting periods with the rest of the Group. The period ended on December 31, 2001 therefore comprises earnings figures for 15 months.*

France
- **Cash Earnings** decreased by 12% to Euro 345 million from Euro 392 million in the comparable period of 2000. This slowdown is mainly attributable to an increase in income tax charge due to a higher effective tax rate. The decrease in fees and revenues (stemming from the drop in unit-linked sales) and the increase in expenses (attributable to + Euro 50 million of strategic initiatives and process reengineering pre-tax expenses)

were completely offset by an increased technical margin[4] and a higher investment margin[5] (despite a 42% decrease in realized capital gains from 2000 level).
Operating Earnings were Euro 284 million, up 2% from 2000.
- The **cost income ratio**[6] was stable compared to 2000 at 77%.

United States

- **Cash Earnings** increased by Euro 145 million (or 39%) to Euro 518 million. Excluding the increased contribution of the U.S. following AXA Financial minority buyout (Euro 252 million) and the US dollar appreciation against the Euro (Euro 15 million), Cash Earnings decreased by Euro 122 million (or -33%). This was mainly due to lower fees and revenues, lower investment margin and increased expenses, partly offset by a lower income tax expense (combined effect of lower taxable income and lower effective tax rate).
  Fees and revenues were down mainly as a result of lower separate account assets.
  The decrease in investment margin stems from lower investment yields on the fixed maturity portfolio, partly offset by lower crediting rates on life and annuity account balances. Increased expenses were due to severance costs related to staff reductions (Euro 114 million pre-tax), partly offset by cost reductions (Euro 99 million pre-tax, mostly on consulting fees and strategic initiative spending).
  Operating Earnings decreased by Euro 102 million (or -15%) from 2000 on a comparable basis, to Euro 616 million.
- The **cost income ratio** was 91% compared to 79% in 2000, due to non-recurring severance costs and the declines in investment margin and fees and revenues.

United Kingdom

- **Cash Earnings** decreased 7% to Euro 167 million from Euro 179 million. Excluding the increased contribution of the U.K. following AXA UK minority buyout (Euro 61 million) and the British Pound depreciation against the Euro (- Euro 3 million), Cash Earnings decreased by Euro 70 million (or –39%). This decrease was mainly due to the additional investment in reengineering the systems and processes to face the new competitive environment and in an internet capability for the sale of mutual funds (total Euro 57 million pre-tax in 2001), lower investment income and a decrease in fees and revenues resulting from the stock markets' fall, partly offset by the positive impact (Euro 9 million) of the change in basis for determining profit from participating funds and of the financial reorganization.
  Operating Earnings decreased by Euro 4 million (or -2%) from 2000 on a comparable basis.
- The **cost income ratio** for the Life & Savings operations was 74% compared to 63% in 2000, mainly due to the additional cost of strategic initiatives.

Asia/Pacific

- **Cash Earnings** decreased by Euro 137 million from last year, mainly due to Japan's valuation allowances on assets.
  Operating Earnings increased by Euro 300 million to Euro 345 million from 2000.

---

[4] Technical margin is the sum of mortality/morbidity margin, surrender margin, related policyholder bonuses and ceded reinsurance result.
[5] Investment margin includes investment income, realized capital gains/losses, valuation allowance on assets and interests and bonuses credited to policyholders.
[6] Cost income ratio is expenses (gross of DAC and VBI) divided by (investment margin + fees and revenues + technical margin).

Australia/New Zealand: Cash Earnings for the 15 months ending December 31, 2001 were Euro 29 million. For the 12 months ending September 30, 2001, Cash Earnings were Euro 36 million, compared to Euro 1 million in the same period in 2000. This was due to a Euro 19 million increase in Health (volume effect and loss ratio reduction from 83% to 79%) and to a Euro 16 million increase in Life & Savings (reduction in administrative expenses in 2001 and exceptional VBI write-off in 2000).
For the 3 months ending December 31, 2001, Cash Earnings were a loss of Euro 6 million, made of a profit of Euro 8 million in Health and a loss of Euro 14 million in Life & Savings due to a strengthening of income protection reserves as a result of poor claim experience.
15 month Operating Earnings increased by Euro 40 million to Euro 13 million from 2000.

Japan: Cash Earnings were down sharply to a loss of Euro 99 million from a gain of Euro 52 million in the comparable period of 2000, due to valuation allowances on assets of Euro 273 million.
Operating Earnings of Euro 240 million versus Euro 18 million in 2000 were positively impacted by an increase in the investment yield, a change in product mix in favor of certain term life and health products with higher policyholder charges, and cost control.
The **cost income ratio** was 116% compared to 79% in 2000. Excluding valuation allowances on assets, the cost income ratio improved to 70% in 2001 due to a strong focus on expense control, especially in personnel and marketing costs.

Hong Kong: Cash Earnings for the 15 months ending December 31, 2001 were Euro 37 million. For the 12 months ending September 30, 2001, Cash Earnings were Euro 66 million, an increase of Euro 22 million compared to the same period in 2000, resulting from an improvement in the investment margin.
For the 3 months ending December 31, 2001, Cash Earnings were a loss of Euro 29 million due to valuation allowances on assets of Euro 35 million.
15 month Operating Earnings were Euro 95 million, up Euro 31 million from 2000.
The **cost income ratio** was 77% compared to 82% in 2000. Excluding valuation allowances on assets, the cost income ratio improved to 59% in 2001.

Germany

- **Cash Earnings** decreased to Euro 21 million from Euro 46 million in 2000 due to a decrease in investment margin, resulting from lower investment income partly offset by reduced policyholder crediting rate on participating contracts, and to increased expenses relating to strategic projects.
  Operating Earnings were Euro 20 million, down Euro 23 million from 2000.
- The **cost income ratio** for the Life & Savings operations was 87% compared to 48% in 2000, due to the decline in investment margin and the increase in expenses.

Belgium

- **Cash Earnings** decreased from Euro 172 million in 2000 to Euro 65 million in 2001. The sharp drop in Cash Earnings is due to a decrease in the investment margin resulting from valuation allowances on assets (Euro 88 million) and an increase of the income tax expense (taxable realized gains on fixed maturity securities in 2001 versus non-taxable realized gains on equity investments in 2000).
  Operating Earnings decreased by Euro 34 million (-42%) to Euro 47 million, mainly due to the higher tax expense.
- The **cost income ratio** was 58% compared to 48% in 2000, mainly due to the lower investment margin. Excluding valuation allowances on assets, the cost income ratio improved to 44% in 2001.

Other countries

- **Cash Earnings** rose 6% to Euro 145 million from Euro 137 million in 2000, mainly due to the Netherlands and Spain.
  Operating Earnings were 142 million, up 15% from 2000.

Property & Casualty

"In Property & Casualty, signs of improvement are beginning to show, which is very encouraging for our 104% combined ratio target. Our focus has been, and will continue to be, on reaping the benefits of tariff increases, tighter underwriting, better claims management and expense reductions. Current accident year loss ratios have improved in all major countries, except in Germany which was impacted by the claims associated with September 11 terrorist attacks."

- **Cash Earnings** decreased 23.2% to Euro 182 million compared with Euro 237 million in the comparable period last year
- 2001 Cash Earnings were impacted by a loss of Euro 222 million related to **valuation allowances on assets** and Euro 30 million of **claims associated with September 11 terrorist attacks**
- **Operating Earnings** were a loss of Euro 42 million compared to a loss of Euro 238 million in 2000
- **Revenues** rose 2.4% to Euro 15.9 billion, representing 21% of AXA's revenues
- **The combined ratio** improved to 112.5% compared to 114.4% for 2000, mainly due to the improvement of the loss ratio to 83.0% from 84.6%, as 2000 saw significant reserve strengthening
- **Reserves to earned premiums ratio** increased 2 points to 207%

Change in scope: AXA's ownership interest in the U.K. and Irish operations increased to 100% from 56% after the completion of the AXA UK minority buyout on July 12, 2000.

France

- **Cash Earnings** increased 20% to Euro 266 million compared with Euro 222 million in 2000. The increase mainly stemmed from higher net investment results and a better technical result (due to improved loss ratio attributable to rate increases and stricter risk selection), partly offset by higher expenses (mainly attributable to + Euro 55 million pre-tax of strategic initiatives and process reengineering expenses) and higher income tax expenses.
- The **combined ratio** improved 0.3 points to 107.3%, with the loss ratio improving 0.1 points to 82.1% and the expense ratio improving 0.2 points to 25.2%.
- The **current accident year loss ratio** improved 0.8 points to 81.0% mainly due to premium rate increases in both commercial and personal lines, and to improved risk-selection policies in commercial lines, partly offset by higher reinsurance rates.
- Operating Earnings increased by Euro 32 million to Euro 78 million in 2001 compared to 2000.

United Kingdom

- **Cash Earnings** increased by Euro 17 million to a loss of Euro 133 million as compared to 2000. Excluding the impact of the increased contribution of the U.K. following AXA UK minority buyout and the British Pound depreciation against the Euro, Cash Earnings increased by Euro 87 million. This performance was driven primarily by an improved technical result (lower level of unfavorable loss reserve development in 2001 than in 2000, as 2000 suffered from significant reserve strengthening, and impact of floods) and lower expenses, partly offset by a decrease in net investment result stemming from a lower level of net capital gains (of which a loss of Euro 91 million related to valuation allowances on assets).

- The **combined ratio** improved 9.5 points to 117.3%, with the loss ratio improving 8.8 points to 82.1%.
- The **current accident year loss ratio** improved 2.5 points to 77.5% mainly due to the absence of material weather-related losses in 2001 and to strict underwriting and rating actions in automobile insurance, partly offset by a charge for industry levies to fund UK insurance companies' insolvencies during the year (Euro 21 million pre-tax).
- Operating Earnings increased by Euro 214 million from 2000 on a comparable basis, to a loss of Euro 133 million.

Belgium

- **Cash Earnings** were a loss of Euro 5 million compared with a profit of Euro 200 million in 2000. This was due to a decrease in the net investment result, stemming from a lower level of net capital gains (of which a loss of Euro 90 million related to valuation allowances on assets), and a deterioration of the technical result due to less favorable loss reserve development in automobile insurance and workers' compensation.
- The **combined ratio** worsened by 3.1 points to 116.5%, with the loss ratio deteriorating by 1.9 points to 84.6% and the expense ratio worsening by 1.2 points to 32.0% (increased expenses to improve IT efficiency and establish IT homogeneity). Excluding workers' compensation, the combined ratio was 112.8% compared to 111.0% in 2000.
- The **current accident year loss ratio** improved 3.4 points to 94.5% mainly due to fewer major claims in 2001 compared to 2000, and also to the review of the automobile insurance portfolio and to stricter new business underwriting.
- Operating Earnings decreased by Euro 56 million compared to 2000, to a profit of Euro 5 million.

Germany

- **Cash Earnings** increased to Euro 85 million from Euro 44 million, mainly due to exceptional tax gains (German tax reform impact of Euro 190 million in 2001 versus Euro 70 million in 2000), partly offset by a lower technical result (combination of claims associated with September 11 terrorist attacks and unfavorable reserve developments in professional liability, marine and assumed business), strategic investment costs and a decrease in net investment results (lower dividends).
- The **combined ratio** deteriorated by 3.3 points to 118.3%, with the loss ratio worsening by 3.0 points to 87.8% and the expense ratio worsening by 0.3 points to 30.5%.
- The **current accident year loss ratio** deteriorated 1.9 points to 90.7%, mostly due to the claims associated with September 11.
- Operating Earnings increased by Euro 51 million to Euro 77 million compared to 2000, benefiting from the tax reform.

Other countries

- **Cash Earnings** improved, but were still a loss of Euro 31 million compared with a loss of Euro 78 million in 2000. The improvement stemmed from Ireland and Italy owing to very strong technical results, partly offset by a deterioration in some other countries, notably the Netherlands (reserve strengthening in the automobile insurance bodily injury portfolio and deterioration of the run-off business) and Hong Kong (deterioration of claim experience on the construction disability business, currently in run-off).

- The **combined ratio** improved by 3.6 points to 109.3%, with the loss ratio improving by 2.9 points to 80.4% and the expense ratio improving by 0.7 points to 28.9%.
- Operating Earnings increased by Euro 52 million from 2000, to a loss of Euro 70 million.

Asset Management

"Despite a volatile environment, our asset management operations experienced positive net inflows across all channels owing to their exceptional distribution franchise and the quality of their investment performance. Cash Earnings remained strong in 2001, despite an unfavorable product mix shift from higher fee equity products to lower fee equity, fixed income and cash management products."

- **Cash Earnings** increased 64.0% to Euro 346 million
- **Assets under management (AUM)** managed by Alliance Capital and AXA Investment Managers increased 7.4% to Euro 794 billion from Euro 739 billion at year-end 2000
- **Revenues** decreased -1.6% to Euro 3.7 billion, representing 5% of AXA's revenues
- **Net cash inflows** of Euro 73 billion (of which Euro 8 billion from joint ventures mainly with AXA Australia/NZ and Euro 14 billion from AXA Real Estate Investment Managers inclusion) exceeded market depreciation of Euro 53 billion

Changes in scope:
- *AXA's ownership interest in Alliance Capital ("Alliance") increased to 53% from 34% as a result of AXA buyout of AXA Financial minority interests on January 2, 2001. Additionally, Alliance acquired Sanford C. Bernstein on October 2, 2000 and a joint venture was formed between AXA Australia/NZ and Alliance on February 1, 2001.*
- *AXA Investment Managers ("AXA IM") acquired AXA Real Estate Investment Managers ("AXA RE IM") on January 1, 2001. AXA IM's ownership interest in AXA IM UK increased to 100% from 56% after AXA buyout of AXA UK minority interests on July 12, 2000.*
- *National Mutual Funds Management has changed its year-end date from September 30 to December 31 in 2001. The period ended on December 31, 2001 therefore comprises earnings figures for 15 months.*

Alliance Capital
- **AUM** increased by Euro 34 billion (Euro 2 billion on constant exchange rate basis) from December 2000 to Euro 517 billion. The increase was primarily due to net cash inflows across all distribution channels of Euro 47 billion (of which Euro 8 billion from joint ventures mainly with AXA Australia), despite very difficult conditions in the stock market (market depreciation of Euro 45 billion).
- **Cash Earnings** rose by Euro 113 million (Euro 105 million on constant exchange rate basis), benefiting from AXA ownership increase in Alliance Capital as a result of AXA Financial minority buyout.
- The **operating cost income ratio**[7] was 66% in 2001 versus 60% in 2000. This deterioration arose from lower distribution margins and increased fixed expenses compared to revenues growth, partly related to higher deferred compensation charges following the Sanford Bernstein acquisition.

AXA Investment Managers
- **AUM** increased 8% (2% on comparable basis) to Euro 277 billion from December 2000, the impact of net cash inflows of Euro 26 billion (of which Euro 14 billion from AXA RE IM) being partially offset by market depreciation of Euro 8 billion.

[7] Operating cost income ratio is expenses divided by revenues, after deducting distribution fees from both.

- **Cash Earnings** increased by Euro 10 million to Euro 58 million due to an increase in fees, commissions and revenues, and additional earnings from the increased ownership in AXA IM UK, partly offset by an increase in operational expenses resulting from incoming entities and increased personnel expenses related to business growth.
- The **operating cost income ratio** was 81% in 2001 versus 77% in 2000.

International Insurance

- **Cash Earnings** were a loss of Euro 378 million as compared to a profit of Euro 112 million in 2000, mainly due to claims associated with September 11 terrorist attacks
- 2001 Cash Earnings were impacted by a loss of Euro 18 million related to **valuation allowances on assets** and Euro 515 million of **claims associated with September 11 terrorist attacks**
- **Operating Earnings** increased by Euro 149 million to Euro 92 million from a loss of Euro 57 million in 2000
- **Revenues** rose 53% to Euro 5.7 billion, representing 8% of AXA's revenues

The International Insurance segment is primarily made up of AXA Corporate Solutions, which covers the activities of reinsurance and large corporate insurance risks.

AXA Corporate Solutions

- **Cash Earnings** decreased by Euro 482 million to a loss of Euro 350 million, mainly due to a decrease in net technical margin (due to claims associated with the September 11 terrorist attacks) and a lower investment result (due to lower net capital gains), partly offset by a decrease in the income tax expense (due to decrease in operating income).
- The **combined ratio** worsened by 8.2 points to 128.6% from 2000, due to a 16.9 point deterioration of the loss ratio to 113.4%, partly offset by a 8.7 point improvement of the expense ratio to 15.2%. Excluding September 11 (22.5 point impact on the loss ratio), the combined ratio would have improved 14.3 points to 106.1% compared to 2000.
- The **attritional[8] all accident year loss ratio** improved by 8.9 points to 76.6% compared to 2000 owing to a favorable loss reserve development (reserves strengthening on insurance business in 2000) and to current year improvement.
- The **attritional current year loss ratio** improved by 4.7 points to 75.7% from 2000, the reinsurance business improvement (higher volume, lower claims) being partly offset by a worsening insurance business.
- Operating Earnings increased by Euro 153 million from 2000 to Euro 117 million.

Other Financial Services

Cash Earnings decreased by Euro 129 million to Euro 144 million, mainly attributable to the sale of Donaldson, Lufkin & Jenrette in November 2000, the contribution of which amounted to Euro 197 million in 2000.

Holding Companies

Cash Earnings decreased by Euro 376 million to a loss of Euro 318 million, mainly due to increased interest expenses from higher debt levels related to transactions completed in

[8] Attritional data exclude (i) major losses cost and (ii) covers' cost in ceded premiums. A major loss is defined as any event whose net ultimate cost ≥ 3% of consolidated shareholders' equity ($50 million).

2000 and to an increase in income tax expenses in Germany (high distribution of dividends in 2000 with attached tax credit). These were partly offset by higher capital gains (Euro 289 million in 2001 versus Euro 157 million in 2000).

Changes in French Accounting Principle

A new basis for preparing consolidated financial statements in France for insurance companies became effective January 1, 2001. Most of the accounting policies set forth in this new regulation were already in effect at AXA and, therefore, the adoption of these policies has only limited impact. The impact of the changes has been accounted for in shareholders' equity at January 1, 2001, which has been therefore decreased by Euro 593 million (-2%).

In this earnings release, all 2000 results are pro-forma New French GAAP as if New French GAAP had been implemented since January 1, 2000, with the impact of lowering reported 2000 Cash Earnings by Euro 248 million to Euro 2,292 million.

Information about the Results' Presentation

Today, members of AXA senior management across its major operations will join AXA CEO Henri de Castries at a conference in Paris to discuss these results for the Group and its global operations. The conference will also be accessible through a live Webcast and a conference call. The Webcast will begin at 3:00 pm in Paris (9:00 am in New York, 2:00 pm in London). A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Webcast or to obtain investor material. The Webcast will be available for 14 days following the event on AXA's Web site. The conference call access numbers are 44.020.87.81.05.62 or 44.020.87.81.05.63 for European callers and 1.303.267.1006 for American callers.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported total revenues of Euro 74.8 billion and Cash Earnings of Euro 1.2 billion for full year 2001.

The AXA ordinary share is listed on the Paris Stock Exchange. The AXA American Depositary Share (ADS) is listed on the NYSE under the ticker symbol AXA.

For more information, visit www.axa.com.

I-CONSOLIDATED REVENUES
Net of inter-company eliminations

Euro million	FY 2001	FY 2000	change	change on a comparable basis
TOTAL	**74,831**	**79,971**	**- 6.4%**	**+ 2.1%**
Life & Savings	**48,399**	**45,997**	**+ 5.2%**	**- 1.6%**
France	10,997	12,528	- 12.2%	- 12.0%
United States	11,642	12,483	- 6.7%	- 9.4%
United Kingdom	9,086	7,939	+ 14.4%	+ 16.0%
Asia/Pacific	9,642	6,796	+ 41.9%	- 1.8%
Germany	2,997	2,912	+ 2.9%	+ 2.9%
Belgium	1,686	1,099	+ 53.4%	+ 53.4%
Other Countries	2,349	2,240	+ 5.0%	+ 4.8%
Property & Casualty	**15,896**	**15,579**	**+ 2.0%**	**+ 2.4%**
France	4,171	4,001	+ 4.2%	+ 4.2%
Germany	3,142	3,085	+ 1.8%	+ 1.5%
United Kingdom	2,480	2,683	- 7.6%	- 7.0%
Belgium	1,323	1,297	+ 2.0%	+ 2.0%
Other Countries	4,781	4,513	+ 5.9%	+ 7.1%
Asset Management	**3,730**	**2,984**	**+ 25.0%**	**- 1.6%**
Alliance Capital	3,200	2,577	+ 24.2%	- 3.6%
AXA Investment Managers	504	383	+ 31.4%	+ 14.8%
National Mutual Funds Management	26	24	+ 8.4%	- 2.9%
International Insurance	**5,678**	**3,651**	**+ 56.3%**	**+ 52.9%**
Other Financial Services	**1,128**	**11,760**	**- 90.5%**	**+ 5.0%**

II-CONSOLIDATED EARNINGS AFTER TAXES AND MINORITY INTERESTS

Euro million, except EPS in Euro	Cash Earnings		Net Income	
	FY 2001	FY 2000[9]	FY 2001	FY 2000[9]
Life & Savings	1,225	1,401	922	1,802
Property & Casualty	182	237	52	135
Asset Management	346	211	153	166
International Insurance	(378)	112	(386)	97
Other Financial Services	144	273	97	121
Holdings	(318)	58	(318)	1,123
TOTAL	**1,201**	**2,292**	**520**	**3,444**
Diluted EPS	***0.70***	***1.44***	***0.32***	***2.15***

Euro million	FY 2001	FY 2000[9]	change
TOTAL Cash Earnings	**1,201**	**2,292**	**- 47.6%**
Life & Savings	**1,225**	**1,401**	**- 12.6%**
France	345	392	- 12.0%
United States	518	373	+ 38.9%
United Kingdom	167	179	- 6.7%
Asia/Pacific	(36)	101	–
Germany	21	46	- 54.3%
Belgium	65	172	- 62.2%
Other Countries	145	137	+ 5.8%
Property & Casualty	**182**	**237**	**- 23.2%**
France	266	222	+ 19.8%
Germany	85	44	+ 93.2%
United Kingdom	(133)	(150)	–
Belgium	(5)	200	–
Other Countries	(31)	(78)	–
Asset Management	**346**	**211**	**+ 64.0%**
Alliance Capital	273	160	+ 70.6%
AXA Investment Managers	58	48	+ 20.8%
National Mutual Funds Management	15	3	
International Insurance	**(378)**	**112**	**–**
Other Financial Services	**144**	**273**	**- 47.3%**
Holding Companies	**(318)**	**58**	**–**

[9] Pro-forma New French GAAP.

III-OPERATING EARNINGS TO NET INCOME RECONCILIATION

	FY 2001 Euro million	FY 2000[10] Euro million	Change	FY 2001 Euro per share	FY 2000[10] Euro per share	Change
Operating Earnings	**1,533**	**1,196**	**28%**	**0.89**	**0.77**	**15%**
September 11 impact	-561					
Net capital gains attributable to shareholders[11]	229	1,096				
Cash Earnings	**1,201**	**2,292**	**-48%**	**0.70**	**1.44**	**-51%**
Goodwill amortization	-681	-279				
Exceptional operations		1,431				
Net income	**520**	**3,444**		**0.32**	**2.15**	

[10] Pro-forma New French GAAP.
[11] Including valuation allowances on assets.

IC